Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165005
PROSPECTUS
TELECOMMUNICATION SYSTEMS, INC.
2,236,258 Shares of Class A common stock

          This prospectus relates to the resale of up to an aggregate of 2,236,258 shares of Class A common stock, par value $0.01 per share, of TeleCommunication Systems, Inc. that may be offered and sold from time to time by the selling shareholders named in this prospectus. For more information on the selling shareholders, please see the section entitled “Selling Shareholders” beginning on page 27 of this prospectus. The selling shareholders acquired the shares of Class A common stock offered for resale under this prospectus in connection with the merger of our wholly-owned subsidiary Olympus Merger Sub Inc. with and into Networks in Motion, Inc., which closed on December 15, 2009. We will not receive any of the proceeds from the sale of these shares but we will incur expenses in connection with this offering.
          Our Class A common stock is traded on the Nasdaq Global Market under the symbol “TSYS.” On February 18, 2010, the closing price of one share of our Class A common stock was $7.95.
          Our registration of the shares of common stock covered by this prospectus does not mean that the selling shareholders will offer or sell any of the shares. The selling shareholders may sell the shares of common stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the selling shareholders may sell the shares in the section entitled “Plan of Distribution” beginning on page 33.

     Investing in our Class A common stock involves risk. See “Risk Factors” beginning on page 4.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 9, 2010.

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ABOUT THIS PROSPECTUS
          This prospectus relates to the resale of up to an aggregate of 2,236,258 shares of our Class A common stock that may be offered and sold from time to time by the selling shareholders identified in this prospectus. The selling shareholders acquired the shares of Class A common stock offered for resale under this prospectus in connection with the merger of our wholly-owned subsidiary Olympus Merger Sub Inc. with and into Networks in Motion, Inc., which closed on December 15, 2009. We will not receive any of the proceeds from the sale of these shares but we will incur expenses in connection with this offering.
          This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under the shelf registration process, the selling shareholders may, from time to time, sell shares of our Class A common stock in one or more offerings.
          This prospectus provides you with a general description of the securities the selling shareholders may offer. Any prospectus supplement may add, update or change information contained in this prospectus.
          We have not authorized any other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference (as our business, financial condition, results of operations and prospects may have changed since that date), even though this prospectus is delivered or securities are sold on a later date.
          As permitted by the rules and regulations of the SEC, the registration statement, of which this prospectus forms a part, includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at the SEC’s web site or at the SEC’s offices described below under the heading “Where You Can Find Additional Information.”
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
          This prospectus and the information incorporated by reference in this prospectus may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors and were derived utilizing numerous important assumptions that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Prospective investors are cautioned not to place undue reliance on these forward-looking statements. Statements preceded by, followed by, or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward-looking in nature and are not historical facts. Factors and assumptions involved in the derivation of forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. These factors and assumptions may have an impact on the continued accuracy of any forward-looking statements that we make. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by
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law. For any forward-looking statements contained in any document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.
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SUMMARY
          This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. You should carefully read the entire prospectus, including the risks of investing discussed under “Risk Factors” beginning on page 4, the information incorporated by reference, including our financial statements, and the exhibits to the registration statement of which this prospectus is a part. When used in this prospectus, the terms “TCS”, “we”, “us” and “our” refer to TeleCommunication Systems, Inc. and its subsidiaries as a combined entity, except where it is made clear that such terms mean only TeleCommunication Systems, Inc.
Overview
          We develop and apply high-availability and secure mobile communication technology. For commercial customers our mobile cloud computing services provide wireless applications for navigation, hyper-local search, asset tracking, social applications, and telematics, while TCS infrastructure forms the foundation for E9-1-1 call routing and text messaging. Government customers depend on our professional and engineering services, cyber security expertise, and satellite-based deployable solutions for mission-critical communications. Our business is conducted through two operating segments, Commercial (42% of 2009 revenue) and Government (58% of 2009 revenue).
          Commercial Segment: Our commercial services and systems enable wireless carriers to deliver short text messages, location-based information, internet content, and other enhanced communication services to and from wireless phones. Our hosted commercial services include E9-1-1 call routing, mobile location-based applications, and inter-carrier text message technology; that is, customers use our software functionality through connections to and from our network operations centers, paying us monthly fees based on the number of subscribers, cell sites, call center circuits, or message volume. We provide hosted services under contracts with wireless carrier networks, as well as VoIP service providers. We earn subscriber revenue through wireless applications including our navigation, people finder, and asset tracking applications which are available via many wireless carriers. We earn carrier software-based revenue through the sale of licenses, deployment and customization fees, and maintenance fees, pricing for which is generally based on the volume of capacity purchased from us by the carrier. As of December 31, 2009, we had deployed 138 of our software systems in wireless carrier networks around the world.
          Government Segment: Since our founding in 1987, we have provided communication systems integration, information technology services, and software solutions to the U.S. Department of Defense and other government customers. We support government agencies in their need of cyber technology and associated training and support. We also own and operate secure satellite teleport facilities and resell access to satellite airtime (known as space segment). We design, furnish, install and operate wireless and data network communication systems, including our SwiftLink® deployable communication systems which integrate high speed, satellite, and internet protocol technology, with secure government-approved cryptologic devices. More than 2,000 of our deployable communication systems are in use for security, defense, and law enforcement activities around the world.
          As of December 31, 2009, we have 108 issued patents, primarily for wireless messaging and location technology, and over 300 pending patent applications worldwide. As of December 31, 2009, we had 1,050 employees, of which 1,012 were full-time and 38 were part-time.
THE COMPANY
          We are a Maryland corporation founded in 1987 with headquarters at 275 West Street, Annapolis, Maryland 21401. Our telephone number is (410) 263-7616 and our Web address is www.telecomsys.com. The information contained on our Web site does not constitute part of this prospectus. All of our filings with the Securities and Exchange Commission are available through a link on our website.

RECENT DEVELOPMENTS
Convertible Senior Note Offering
          On November 16, 2009, we closed our offering of $103.5 million aggregate principal amount of 4.5% convertible senior notes due in 2014 (the “Convertible Senior Notes”). The aggregate principal amount of the Convertible Senior Notes issued reflects the full exercise of the $13.5 million over-allotment option granted to the initial purchasers with respect to the Convertible Senior Notes. The net proceeds to us from the offering, after deducting the initial purchasers’ commissions and estimated fees and expenses of the offering payable by TCS, were approximately $100.9 million. The Convertible Senior Notes are convertible into shares of our Class A common stock based on an initial conversion rate for the Convertible Senior Notes of 96.637 shares of our Class A common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $10.35 per share of our Class A common stock.
          Interest on the Convertible Senior Notes will be payable semiannually on November 1 and May 1 of each year, beginning May 1, 2010. The Convertible Senior Notes will mature on November 1, 2014, unless previously converted in accordance with their terms. The Convertible Senior Notes are our senior unsecured obligations and will rank equally with all of our present and future senior unsecured debt and senior to any future subordinated debt. The Convertible Senior Notes are and will be structurally subordinate to all present and future debt and other obligations of our subsidiaries and are and will be effectively subordinate to all of our present and future secured debt to the extent of the collateral securing that debt. The Convertible Senior Notes are not redeemable by us prior to the maturity date.
          We used approximately $10.8 million of the net proceeds from the sale of the Convertible Senior Notes to pay the costs of convertible note hedge transactions (after such cost is partially offset by the proceeds to TCS from the warrant transaction entered into by TCS in connection with the sale of the Convertible Senior Notes) and the remainder of the net proceeds were used to pay the cash portion of the merger consideration in connection with our acquisition of Networks in Motion as described below. We were advised by the call spread counterparties that in connection with establishing their initial call spread hedge, they expect to enter into various derivative transactions with respect to our Class A common stock that could have an effect on the market price of our Class A common stock.
Acquisition of Networks in Motion
          On December 15, 2009, we completed our acquisition of Networks in Motion, Inc., a provider of large-scale wireless navigation solutions for mobile phones, which include points of interest searches, navigation, directions, maps and other location-based information services in real-time, for GPS-enabled mobile phones, a child finder application for parents to monitor the location of their children, and which are available via many wireless carriers, and NAVBuilder products for software developers and enterprises to provide a platform for the integration of location-based services into applications and business processes. Pursuant to an agreement and plan of merger, we issued former Networks In Motion shareholders approximately $110 million in cash, 2,236,258 shares of our Class A common stock that may be offered and sold from time to time by the selling shareholders named in this prospectus and which were valued at $20 million based on the volume weighted average stock price for 10 days prior to the closing of the merger, an aggregate of $20,000,000 principal amount payable in promissory notes of us which bear simple interest at 6% and which mature on December 15, 2010 (the “Twelve Month Notes”) and an aggregate of $20,000,000 principal amount payable in promissory notes of us which bear simple interest at 6% and $10,000,000 of which matures on December 15, 2010, $5,000,000 of which matures on June 15, 2011 and $5,000,000 of which matures on December 15, 2011 (the “Indemnification Notes”). The Twelve Month Promissory Notes are subject to set-off to satisfy working capital adjustments of Networks in Motion, if any, and the Indemnification Promissory Notes are subject to set-off to satisfy indemnification obligations, if any, of Networks in Motion’s equity holders following completion of the merger.

Sybase Settlement
          On December 23, 2009, we settled two patent infringement lawsuits with affiliates of Sybase, Inc. (“Sybase”). As part of the settlement, on January 6, 2010, Sybase made a one-time payment of $23 million to us in exchange for a license in our inter-carrier messaging family of patents. We will record fourth quarter 2009 legal and other non-recurring expenses in connection with this settlement totaling approximately $7.3 million.

RISK FACTORS
          Investment in our common stock involves risks. Prior to making a decision about investing in our common stock, you should consider carefully the risk factors, together with all of the other information contained or incorporated by reference in this prospectus. Each of these risk factors could have a material adverse effect on our business, financial position, results of operations or cash flows, which may result in the loss of all or part of your investment.
Risks Related to Our Business
          If wireless carriers do not continue to provide our text messaging and location-based wireless applications to their subscribers, our business could be harmed.
          If wireless carriers limit their product and service offerings or do not purchase additional products containing our applications, our business will be harmed. Wireless carriers face implementation and support challenges in introducing Internet-based services via wireless devices, which may slow the rate of adoption or implementation of our products and services. Historically, wireless carriers have been relatively slow to implement complex new services such as Internet-based services. Our future success depends upon a continued increase in the use of wireless devices to access the Internet and upon the continued development of wireless devices as a medium for the delivery of network-based content and services. We have no control over the pace at which wireless carriers implement these new services. The failure of wireless carriers to introduce and support services utilizing our products in a timely and effective manner could reduce sales of our products and services and have a material adverse effect on our business, financial position, results of operations or cash flows.
          Network failures, disruptions or capacity constraints in our third party data center facilities or in our servers could affect the performance of the products and services of our wireless applications and E9-1-1 business and harm our reputation and our revenue.
          The products and services of our wireless applications business are provided through a combination of our servers, which we house at third party data centers, and the networks of our wireless carrier partners. The operations of our wireless applications business rely to a significant degree on the efficient and uninterrupted operation of the third party data centers we use. Our hosted data centers are currently located in third party facilities located in the Irvine, California area. We also use third party data center facilities in the Phoenix, Arizona area to provide for disaster recovery. Depending on the growth rate in the number of our end users and their usage of the services of our wireless applications business, if we do not timely complete and open additional data centers, we may experience capacity issues, which could lead to service failures and disruptions. In addition, if we are unable to secure data center space with appropriate power, cooling and bandwidth capacity, we may be unable to efficiently and effectively scale our business to manage the addition of new wireless carrier partners, increases in the number of our end users or increases in data traffic.
          Our data centers are potentially vulnerable to damage or interruption from a variety of sources including fire, flood, earthquake, power loss, telecommunications or computer systems failure, human error, terrorist acts or other events. There can be no assurance that the measures implemented by us to date, or measures implemented by us in the future, to manage risks related to network failures or disruptions in our data centers will be adequate, or that the redundancies built into our servers will work as planned in the event of network failures or other disruptions. In particular, if we experienced damage or interruptions to our data center in the Irvine, California area, or if our disaster recovery data center in Phoenix was unable to work properly in the event of a disaster at our Irvine center, our ability to provide efficient and uninterrupted operation of our services would be significantly impaired.
          We could also experience failures of our data centers or interruptions of our services, or other problems in connection with our operations, as a result of:

•	damage to or failure of our computer software or hardware or our connections and outsourced service arrangements with third parties;

•	errors in the processing of data by our servers;

•	computer viruses or software defects;

•	physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events; or

•	errors by our employees or third party service providers.
          Poor performance in or disruptions of the services of our wireless applications business could harm our reputation, delay market acceptance of our services and subject us to liabilities. Our wireless carrier agreements require us to meet operational uptime requirements, excluding scheduled maintenance periods, or be subjected to penalties. If we are unable to meet these requirements, our wireless carrier partners could terminate our agreements or we may be required to refund a portion of monthly subscriptions fees they have paid us.
          In addition, if our end user base continues to grow, additional strain will be placed on our technology systems and networks, which may increase the risk of a network disruption. Any outage in a network or system, or other unanticipated problem that leads to an interruption or disruption of our of our wireless applications business, could have a material adverse effect on our operating results and financial condition.
          If we are unable to grow data center capacity as needed, our business will be harmed.
          Despite frequent testing of the scalability of our wireless applications business in a test environment, the ability of our wireless applications business to scale to support a substantial increase in the use of those services or number of users in an actual commercial environment is unproven. If our wireless applications business does not efficiently and effectively scale to support and manage a substantial increase in the use of our services or number of users while maintaining a high level of performance, our business will be seriously harmed.
          Our operating results could be adversely affected by any interruption of our data delivery services, system failure or production interruptions.
          Our E9-1-1, hosted location-based services and satellite teleport services operations depend on our ability to maintain our computer and telecommunications equipment and systems in effective working order, and to protect our systems against damage from fire, natural disaster, power loss, telecommunications failure, sabotage, unauthorized access to our system or similar events. Although all of our mission-critical systems and equipment are designed with built-in redundancy and security, any unanticipated interruption or delay in our operations or breach of security could have a material adverse effect on our business, financial condition and results of operations.
          Furthermore, any addition or expansion of our facilities to increase capacity could increase our exposure to natural or other disasters. Our property and business interruption insurance may not be adequate to compensate us for any losses that may occur in the event of a system failure or a breach of security. Furthermore, insurance may not be available to us at all or, if available, may not be available to us on commercially reasonable terms.
          Our past and future acquisitions of companies or technologies could prove difficult to integrate, disrupt our business, dilute shareholder value or adversely affect operating results or the market price of our Class A common stock.
          We have in the past acquired a number of businesses and technologies, and we may in the future acquire or make investments in other companies, services and technologies. Any acquisitions, strategic alliances or investments we may pursue in the future will have a continuing, significant impact on our business, financial condition and operating results. The value of the companies or assets that we acquire or invest in may be less than the amount we paid if there is a decline of their position in the respective markets they serve or a decline in general of the markets they serve. If we fail to properly evaluate and execute acquisitions and investments, our business and prospects may be seriously harmed. To successfully complete an acquisition, we must:
•	properly evaluate the technology;

•	accurately forecast the financial impact of the transaction, including accounting charges and transaction expenses;

•	integrate and retain personnel;

•	retain and cross-sell to acquired customers;

•	combine potentially different corporate cultures; and

•	effectively integrate products and services, and research and development, sales and marketing and support operations.
          If we fail to do any of these, we may suffer losses, our management may be distracted from day-to-day operations and the market price of our Class A common stock may be materially adversely affected. In addition, if we consummate future acquisitions using our equity securities or convertible debt, existing shareholders may be diluted which could have a material adverse effect on the market price of our Class A common stock.
          The companies and business units we have acquired or invested in or may acquire or invest in are subject to each of the business risks we describe in this section, and if they incur any of these risks the businesses may not be as valuable as the amount we paid. Further, we cannot guarantee that we will realize the benefits or strategic objectives we are seeking to obtain by acquiring or investing in these companies.
          We are substantially dependent on our wireless carrier partners to market and distribute the products and services generated by our wireless applications business to end users and our wireless applications business may be harmed if our wireless carrier partners elect not to broadly offer these services.
          We rely on our wireless carrier partners to introduce, market and promote the products and services of our wireless applications business to end users. None of our wireless carrier partners is contractually obligated to continue to do so. If wireless carrier partners do not introduce, market and promote mobile phones that are GPS enabled and on which our client software is preloaded and do not actively market the products and services of our wireless applications business, the products and services of our wireless applications business will not achieve broader acceptance and our revenue may not grow as fast as anticipated, or may decline.
          Wireless carriers, including those with which we have existing relationships, may decide not to offer our services and/or may enter into relationships with one or more of our competitors. While our products and services may still be available to customers of those wireless carriers as downloads from application stores or our website, sales of the products and services of our wireless applications business would likely be much more limited than if they were preloaded as a white label service actively marketed by the carrier or were included as part of a bundle of services. Our inability to offer the products and services of our wireless applications business through a white label offering or as part of a bundle on popular mobile phones would harm our operating results and financial condition.
          We expect that competitive pricing pressures will continue in its industry. Our wireless carrier partners have the ability to lower end user pricing on the products and services of our wireless applications business which would have an immediate adverse effect on our revenue. Our gross margin may decrease if the average cost per end user to provide our services does not decline proportionately. These costs include third party map and other data costs and internal costs to provide our services.
          Our success depends on significantly increasing the number of end users that purchase the products and services of our wireless applications business from our wireless carrier partners.
          A significant portion of our revenue is derived from subscription fees that we receive from our wireless carrier partners for end users who subscribe to our service on a stand alone basis or in a bundle with other services. To date, a relatively small number of end users have subscribed for our services in connection with their wireless plans compared to the total number of mobile phone users. The near term success of our of our wireless applications business depends heavily on achieving significantly increased subscriber adoption of the products and services of our wireless applications business either through stand alone subscriptions to our services or as part of bundles from our existing wireless carrier partners. The success of our wireless applications business also depends on achieving widespread deployment of the products and services of our wireless applications business by attracting and retaining additional wireless carrier partners. The use of the products and services of our wireless applications business will depend on the pricing and quality of those services, subscriber demand for those services, which may vary by market, as well as the level of subscriber turnover experienced by our wireless carrier partners. If subscriber turnover increases more than we anticipate, our financial results could be adversely affected.
          If our current and future wireless carrier partners do not successfully market the products and services of our wireless applications business to their customers or if we are not successful in maintaining and expanding our relationships with our wireless carrier partners, we will not be able to maintain or increase the number of end users that use the products and services of our business, operating results and financial condition may be materially adversely affected.
          Our ability to increase or maintain our end user base and revenue will be impaired if mobile phone manufacturers do not allow us to customize our services for their new devices. We typically deliver the services of our wireless applications business through client software that has been customized to work with a given mobile phone’s operating system, features and form factors. Wireless carrier partners often insist that mobile phone manufacturers permit us to customize our client software for their devices in order to provide the end user with a positive experience. Wireless carriers or mobile phone manufacturers may enter into agreements with other providers of products and services for new or popular mobile phones. For this reason or others, some mobile phone manufacturers may refuse to permit us to access preproduction models of their mobile phones or the mobile phone manufacturers may offer a competing service. If mobile phone manufacturers do not permit us to customize our client software and preload it on their devices, we may have difficulty attracting end users because of poor user experiences or an inconvenient provisioning process. If we are unable to provide seamless provisioning or end users cancel their subscriptions to our services because they have poor experiences, our revenue may be harmed.
          Our wireless carrier partners may change the pricing and other terms by which they offer our wireless applications business, which could result in increased end user churn, lower revenue and adverse effects on our business.
          Several of our wireless carrier partners sell unlimited data service plans, which include the products and services of our wireless applications business. As a result, end users do not have to pay a separate monthly fee to use the services provided by our wireless applications business. If our wireless carrier partners were to eliminate the services provided by our wireless applications business from their unlimited data service plans, we could lose end users as they would be required to pay a separate monthly fee to continue to use the services provided by our wireless applications business. In addition, we could be required to change our fee structure to retain end users, which could negatively affect our gross margins. Our wireless carrier partners may also seek to reduce the monthly fees per subscriber that they pay us if their subscribers do not use the services provided by our wireless applications business as often as the wireless carriers expect or for any other reason in order to reduce their costs. Our wireless carrier partners may also decide to raise prices, impose usage caps or discontinue unlimited data service plans, which could cause our end users who receive the services provided by our wireless applications business through those plans to move to a less expensive plan that does not include those services or terminate their relationship with the wireless carrier. If imposed, these pricing changes or usage restrictions could make the products and services of our wireless applications business less attractive and could result in current end users abandoning those products and services. If end user turnover increased, the number of our end users and our revenue would decrease and our business would be harmed. We are also required to give Verizon Wireless certain most favored customer pricing on specified products and in certain markets. In certain circumstances this may require us to reduce the price per end user under the Verizon Wireless contract.
          New entrants and the introduction of other distribution models in the location- based services market may harm our competitive position.
          The markets for development, distribution and sale of location-based products and services are rapidly evolving. New entrants seeking to gain market share by introducing new technology and new products may make it more difficult for us to sell the products and services of our wireless applications business, and could create increased pricing pressure, reduced profit margins, increased sales and marketing expenses or the loss of market share or expected market share, any of which may significantly harm our business, operating results and financial condition.
          Although historically wireless carriers controlled provisioning and access to the applications that could be used on mobile phones connected to their networks, in recent years consumers have been able to download and provision applications from individual provider websites and to select from a menu of applications through the Apple iTunes App Store, the Blackberry App World and other application aggregators. Increased competition from providers of location-based services which do not rely on a wireless carrier may result in fewer wireless carrier subscribers electing to purchase their wireless carrier’s branded location-based services, which could harm our business and revenue. In addition, these location-based services may be offered for free or on a one time fee basis, which could force us to reduce monthly subscription fees or migrate to a one time fee model to remain competitive. We may also lose end users or face erosion in our average revenue per user if these competitors deliver their products without charge to the consumer by generating revenue from advertising or as part of other applications or services.
          We rely on our wireless carrier partners for timely and accurate subscriber information. A failure or disruption in the provisioning of this data to us would adversely affect our ability to manage our wireless applications business effectively.
          We rely on our wireless carrier partners to bill subscribers and collect monthly fees for the products and services of our wireless applications business, either directly or through third party service providers. If our wireless carrier partners or their third party service providers provide us with inaccurate data or experience errors or outages in their own billing and provisioning systems when performing these services, our revenue may be less than anticipated or may be subject to adjustment with the wireless carrier. In the past, we have experienced errors in wireless carrier reporting. If we are unable to identify and resolve discrepancies in a timely manner, our revenue may vary more than anticipated from period to period and this could harm our business, operating results and financial condition.
          We rely on third party data and content to provide the services of our wireless applications business, and if we were unable to obtain content at reasonable prices, or at all, our gross margins and our ability to provide the services of our wireless applications business would be harmed.
          Our wireless applications business relies on third party data and content to provide those services including map data, points of interest data, traffic information, gas prices, theater, event, and weather information. If our suppliers of this data or content were to enter into exclusive relationships with other providers of location-based services or were to discontinue providing such information and we were unable to replace them cost effectively, or at all, our ability to provide the services of our wireless applications business would be harmed. Our gross margins may also be affected if the cost of third party data and content increases substantially.

          We obtain map data from companies owned by current and potential competitors. Accordingly, these third party data and content providers may act in a manner that is not in our best interest. For example, they may cease to offer their map data to us.
          We may not be able to upgrade our location-based services platform to support certain advanced features and functionality without obtaining technology licenses from third parties. Obtaining these licenses may be costly and may delay the introduction of such features and functionality, and these licenses may not be available on commercially favorable terms, or at all. The inability to offer advanced features or functionality, or a delay in our ability to upgrade our location-based services platform, may adversely affect consumer demand for the products and services of our wireless applications business, consequently, harm our business.
          If a substantial number of end users change mobile phones or if our wireless carrier partners switch to subscription plans that require active monthly renewal by end users, our revenue could suffer.
          Subscription fees represent the vast majority of our revenue for our wireless applications business. As mobile phone development continues and new mobile phones are offered at subsidized rates to subscribers in connection with plan renewals, an increasing percentage of end users who already subscribe to the services provided by our wireless applications business will likely upgrade from their existing mobile phones. With some wireless carriers, subscribers are unable to automatically transfer their existing subscriptions from one mobile phone to another. In addition, wireless carriers may switch to subscription billing systems that require subscribers to actively renew, or opt-in, each month from current systems that passively renew unless subscribers take some action to opt-out of their subscriptions. In either case, unless we or our wireless carrier partners are able to resell subscriptions to these subscribers or replace these subscribers with other subscribers, the revenue of our wireless applications business would suffer and this could harm our business, operating results and financial condition.
          The failure of mobile phone providers selected by our wireless carrier partners to keep pace with technological and market developments in mobile phone design may negatively affect the demand for the products and services of our wireless applications business.
          Successful sales of the products and services of our wireless applications business depend on our wireless carrier partners keeping pace with changing consumer preferences for mobile phones. If our wireless carrier partners do not select mobile phones with the design attributes attractive to consumers, such as thin form factors, high resolution screens and desired functionality, customers may select wireless carriers with whom we do not have a relationship and subscriptions for our products and services may decline and, consequently, our business may be harmed.
          Some of our research and development operations are conducted in China, India, and Russia and our ability to introduce new services and support our existing services cost effectively depend on our ability to manage those remote development sites successfully.
          Our success depends on our ability to enhance our current services and develop new services and products rapidly and cost effectively. We currently have research and development employees in China and contractors in Russia and India. As we do not have substantial experience managing product development operations that are remote from our U.S. headquarters, we may not be able to manage these remote centers successfully. We could incur unexpected costs or delays in product development that could impair our ability to meet market windows or cause it to forego certain new product opportunities.
          We may fail to support our anticipated growth in operations which could reduce demand for our services and materially adversely affect our revenue.
          Our business strategy is based on the assumption that the market demand, the number of customers, the amount of information they want to receive and the number of products and services we offer will all increase. We must continue to develop and expand our systems and operations to accommodate this growth. The expansion and adaptation of our systems operations requires substantial financial, operational and management resources. Deployment of our Government systems has increased substantially and while we have increased our production capabilities to satisfy the increased demand, our ability to meet production schedules for increasing demand could adversely impact our product quality and reliability. Any failure on our part to develop and maintain our wireless data services and government system production lines as we experience rapid growth could significantly reduce demand for our services and materially adversely affect our revenue. Also, if we incorrectly predict the market areas that will grow significantly, we could expend significant resources that could have been expended on other areas that do show significant growth.
          Changes in the U.S. and global market conditions that are beyond our control may have a material adverse effect on us.
          The U.S. and global economies are currently experiencing a period of substantial economic uncertainty with wide-ranging effects, including the current disruption in global financial markets. Possible effects of these economic events include those relating to U.S. Government defense spending, business disruptions caused by suppliers or subcontractors, impairment of goodwill and other long-lived assets and reduced access to capital and credit markets. Although governments worldwide, including the U.S. Government, have initiated sweeping economic plans, we are unable to predict the impact, severity, and duration of these economic events, which could have a material effect on our business, financial position, results of operations or cash flows.
          We could incur substantial costs from product liability claims relating to our software.
          Our agreements with customers may require us to indemnify customers for our own acts of negligence and non-performance. Product liability and other forms of insurance are expensive and may not be available in the future. We cannot be sure that we will be able to maintain or obtain insurance coverage at acceptable costs or in sufficient amounts or that our insurer will not disclaim coverage as to a future claim. A product liability or similar claim may have a material adverse effect on our business, financial position, results of operations or cash flows.
          Our revenue may decline if we fail to retain our largest customers for all of the deliverables that we sell to them.
          The largest customers for our product and service offerings in terms of revenue generated have been the U.S. Government, Verizon Wireless, AT&T Mobility, MetroPCS, and Hutchison 3G. For the years ended December 31, 2009 and 2008, each of Verizon Wireless and the U.S. Government accounted for 10% or more of our total revenue. For the year ended December 31, 2009, the largest customers for our Commercial Segment was Verizon Wireless and the largest customers for our Government Segment were various U.S. Government agencies. Our wireless applications business is substantially dependent on Verizon Wireless. In addition, we expect to generate a significant portion of our total revenue from Verizon Wireless and these other customers for the foreseeable future. If these customers reduce their expenditures for marketing services for which we provide technology, change their plans to eliminate our services, price our products and services at a level that makes them less attractive, or offer and promote competing products and services, in lieu of, or to a greater degree than, our products and services, our revenue would be materially reduced and our business, operating results and financial condition would be materially and adversely affected.
          Our growth depends on maintaining relationships with our major customers and on developing other customers and distribution channels. The loss of any of the customers discussed in this paragraph would have a material adverse impact on our business, financial position, results of operations or cash flows.
          Because we rely on key partners to expand our marketing and sales efforts, if we fail to maintain or expand our relationships with strategic partners and indirect distribution channels our license revenues could decline.

          We have announced strategic partnerships with Alcatel-Lucent and are working on additional partnerships to provide supplemental channels for the marketing and sale of our software applications globally. Our growth depends on maintaining relationships with these partners and on developing other distribution channels. The loss of any of these partners would have a material adverse impact on our business, financial position, results of operations or cash flows.
          Growing market acceptance of “open source” software could have a negative impact on us.
          Growing market acceptance of open source software has presented both benefits and challenges to the commercial software industry in recent years. “Open source” software is made widely available by its authors and is licensed “as is” for a nominal fee or, in some cases, at no charge. For example, Linux is a free Unix-type operating system, and the source code for Linux is freely available.
          We have incorporated some types of open source software into our products, allowing us to enhance certain solutions without incurring substantial additional research and development costs. Thus far, we have encountered no unanticipated material problems arising from our use of open source software. However, as the use of open source software becomes more widespread, certain open source technology could become competitive with our proprietary technology, which could cause sales of our products to decline or force us to reduce the fees we charge for our products, which could have a material adverse effect on our business, financial position, results of operations or cash flows.
          Because our product offerings are sold internationally, we are subject to risks of conducting business in foreign countries.
          Wireless carriers in Europe, Asia, Australia, Africa and Central and South America have purchased our products. We believe our revenue will increasingly include business in foreign countries, and we will be subject to the social, political and economic risks of conducting business in foreign countries, including:
•	inability to adapt our products and services to local business practices, customs and mobile user preferences;

•	costs of adapting our product and service offerings for foreign markets;

•	inability to locate qualified local employees, partners and suppliers;

•	reduced protection of intellectual property rights;

•	the potential burdens of complying with a variety of U.S. and foreign laws, trade standards and regulatory requirements, including tax laws, the regulation of wireless communications and the Internet and uncertainty regarding liability for information retrieved and replicated in foreign countries;

•	general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relations; and

•	unpredictable fluctuations in currency exchange rates.
          Any of the foregoing risks could have a material adverse effect on our business, financial position, results of operations or cash flows by diverting time and money toward addressing them or by reducing or eliminating sales in such foreign countries.

          Because some of our competitors have significantly greater resources than we do, we could lose customers and market share.
          Our business is highly competitive. Several of our potential competitors are substantially larger than we are and have greater financial, technical and marketing resources than we do. In particular, larger competitors have certain advantages over us which could cause us to lose customers and impede our ability to attract new customers, including: larger bases of financial, technical, marketing, personnel and other resources; more established relationships with wireless carriers; more funds to deploy products and services; and the ability to lower prices (or not charge any price) of competitive products and services because they are selling larger volumes.
          The widespread adoption of open industry standards such as the Secure User Plane for Location (SUPL) specifications may make it easier for new market entrants and existing competitors to introduce products that compete with our software products. Because our Commercial Segment is part of an emerging market, we cannot identify or predict which new competitors may enter the mobile location services industry in the future. With time and capital, it would be possible for competitors to replicate any of our products and service offerings or develop alternative products. Additionally, the wireless communications industry continues to experience significant consolidation which may make it more difficult for smaller companies like us to compete. Our competitors include application developers, telecommunications equipment vendors, location determination technology vendors and information technology consultants, and may include traditional Internet portals and Internet infrastructure software companies. We expect that we will compete primarily on the basis of price, time to market, functionality, quality and breadth of product and service offerings.
          These competitors could include wireless network carriers, mobile and/or wireless software companies, wireless data services providers, secure portable communication and wireless systems integrators and database vendors and other providers of location-based services. As discussed above, many of our potential competitors have significantly greater resources than we do. Furthermore, competitors may develop a different approach to marketing the services we provide in which subscribers may not be required to pay for the information provided by our services. Competition could reduce our market share or force us to lower prices to unprofitable levels.
          While we characterize our services revenue as being “recurring” there is no guarantee that we will actually achieve this revenue.
          A significant portion of our revenue is generated from long-term customer contracts that pay certain fees on a month-to-month basis. While we currently believe that these revenue streams will continue, renegotiation of the contract terms, early termination or non-renewal of material contracts could cause our recurring revenues to be lower than expected, and growth depends on maintaining relationships with these important customers and on developing other customers and distribution channels.
          We cannot guarantee that our estimated contract backlog will result in actual revenue.
          As of December 31, 2009, our estimated contract backlog totaled approximately $631 million, of which approximately $339 million was funded. There can be no assurance that our backlog will result in actual revenue in any particular period, or at all, or that any contract included in backlog will be profitable. There is a higher degree of risk in this regard with respect to unfunded backlog. The actual receipt and timing of any revenue is subject to various contingencies, many of which are beyond our control. The actual receipt of revenue on contracts included in backlog may never occur or may change because a program schedule could change, the program could be canceled, a contract could be reduced, modified or terminated early, or an option that we had assumed would be exercised not being exercised. Further, while many of our federal government contracts require performance over a period of years, Congress often appropriates funds for these contracts for only one year at a time. Consequently, our contracts typically are only partially funded at any point during their term, and all or some of the work intended to be performed under the contracts will remain unfunded pending subsequent Congressional appropriations and the obligation of additional funds to the contract by the procuring agency. Approximately 70% of our funded contract backlog consisted of orders from the Government Segment. Our estimates are based on our experience under such contracts and similar contracts. However, there can be no assurances that all, or any, of such estimated contract value will be recognized as revenue.
          We derive a significant portion of our revenue from sales to various agencies of the U.S. Government which has special rights unlike other customers and exposes us to additional risks that could have a material adverse effect on us.
          Sales to various agencies of the U.S. Government accounted for approximately 58% of our total revenue for the fiscal year ended December 31, 2009, all of which was attributable to our Government Segment. Our ability to earn revenue from sales to the U.S. Government can be affected by numerous factors outside of our control, including:
•	The U.S. Government may terminate the contracts it has with us. All of the contracts we have with the U.S. Government are, by their terms, subject to termination by the U.S. Government either for its convenience or in the event of a default by us. In the event of termination of a contract by the U.S. Government, we may have little or no recourse.

•	Our contracts with the U.S. Government may be terminated due to Congress failing to appropriate funds. Our U.S. Government contracts are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds for a given program on a fiscal-year basis even though contract performance may take more than one year.

•	The U.S. Government may audit and review our costs and performance on their contracts, as well as our accounting and general practices. The costs and prices under these contracts may be subject to adjustment based upon the results of any audits. Future audits that result in the increase in our costs may adversely affect our business, financial position, results of operations or cash flows.
          Any failure by Congress to appropriate funds to any program that we participate in could materially delay or terminate the program and could have a material adverse effect on our business, financial position, results of operations or cash flows.
          Because we are no longer a small business under some government size standards, we could lose business to small-business set-aside competitors.
          Federal and state procurement laws require that certain purchases be set-aside for small business competitors, effectively giving a preference to those small businesses even if we have better products and better prices. We have outgrown the size standards set for many of the categories used to purchase products of the nature that we sell. If a particular procurement is set-aside for only small business participants, we may lose customers and revenues and may not be able to replace those sales with purchases from other customers.
          If our subcontractors and vendors fail to perform their contractual obligations, our performance and reputation as a prime contractor and our ability to obtain future business could suffer.
          As a prime contractor, we often rely significantly upon other companies as subcontractors to perform work we are obligated to perform for our clients and vendors to deliver critical components. As we secure more work under our contract vehicles such as the Worldwide Satellite Systems agreement, we expect to require an increasing level of support from subcontractors and vendors that provide complementary and supplementary products and services to our offerings. Depending on labor market conditions, we may not be able to identify, hire and retain sufficient numbers of qualified employees to perform the task orders we expect to win. In such cases, we will need to rely on subcontracts with unrelated companies. Moreover, even in favorable labor market conditions, we anticipate entering into more subcontracts in the future as we expand our work under our contract vehicles. We are responsible for the work performed by our subcontractors, even though in some cases we have limited involvement in that work. If one or more of our subcontractors fail to satisfactorily perform the agreed-upon services on a timely basis or violate federal government contracting policies, laws or regulations, our ability to perform our obligations as a prime contractor or meet our clients’ expectations may be compromised. In extreme cases, performance or other deficiencies on the part of our subcontractors could result in a client terminating our contract for default. A termination for default could expose us to liability, including liability for the agency’s costs of re-procurement, could damage our reputation and could hurt our ability to compete for future contracts.
          A significant portion of our contracts with the U.S. Government are on a fixed price basis which could negatively impact our profitability.
          A material portion of our annual revenues is derived from fixed-price contracts. Due to their nature, fixed-price contracts inherently have more risk than flexibly priced contracts. Our operating margin is adversely affected when contract costs that cannot be billed to customers are incurred. While management uses its best judgment to estimate costs associated with fixed-price contracts, future events could result in either upward or downward adjustments to those estimates which could negatively impact our profitability. The increase in contract costs can occur if estimates to complete increase or if initial estimates used for calculating the contract cost were incorrect. The cost estimation process requires significant judgment and expertise. Reasons for cost growth may include unavailability and productivity of labor, the nature and complexity of the work to be performed, the effect of change orders, the availability of materials, interruptions in our supply chain, the effect of any delays in performance, availability and timing of funding from the customer, natural disasters, and the inability to recover any claims included in the estimates to complete. A significant change in cost estimates on one or more programs could have a material effect on our consolidated financial position or results of operations.
          We are subject to procurement and other related laws and regulation which carry significant penalties for non-compliance.
          As a supplier to the U.S. Government, we must comply with numerous regulations, including those governing security and contracting practices. In addition, prime contracts with various agencies of the U.S. Government and subcontracts with other prime contractors are subject to numerous laws and regulations.
          Failure to comply with these procurement regulations and practices could result in fines being imposed against us or our suspension for a period of time from eligibility for bidding on, or for award of, new government contracts. If we are disqualified as a supplier to government agencies, we would lose most, if not all, of our U.S. Government customers and revenues from sales of our products would decline significantly. Among the potential causes for disqualification are violations of various statutes, including those related to procurement integrity, export control, U.S. Government security regulations, employment practices, protection of the environment, accuracy of records in the recording of costs, and foreign corruption. The government could investigate and make inquiries of our business practices and conduct audits of contract performance and cost accounting. Based on the results of such audits, the U.S. Government could adjust our contract-related costs and fees. Depending on the results of these audits and investigations, the government could make claims against us, and if it were to prevail, certain incurred costs would not be recoverable by us.
          We may incur losses if we are unable to resell products and services for which we have contractual minimum purchase obligations.
          We have been able to negotiate favorable pricing terms for certain services and supplies that are used in our product and service offerings. Those favorable pricing terms are contingent on various minimum purchase commitments. If we are unable to find customers and negotiate favorable customer terms and conditions for those services and supplies, we may incur related losses.
          We are exposed to counterparty credit risk and there can be no assurances that we will manage or mitigate this risk effectively.
          We are exposed to many different industries, counterparties, and partnership agreements, and regularly interact with counterparties in various industries.
          The insolvency or other inability of a significant counterparty or partner, including a counterparty to the significant counterparty, to perform its obligations under an agreement or transaction, including, without limitation, as a result of the rejection of an agreement or transaction by a counterparty in bankruptcy proceedings, could have a material adverse effect on our business, financial position, results of operations or cash flows.
          The loss of key personnel or inability to attract and retain personnel could harm our business.

          Our future success will depend in large part on our ability to hire and retain a sufficient number of qualified personnel, particularly in sales and marketing and research and development. If we are unable to do so, our business could be harmed. Our future success also depends upon the continued service of our executive officers and other key sales, engineering and technical staff. The loss of the services of our executive officers and other key personnel could harm our operations. We maintain key person life insurance on certain of our executive officers. We would be harmed if one or more of our officers or key employees decided to join a competitor or if we failed to attract qualified personnel. Our ability to attract qualified personnel may be adversely affected by a decline in the price of our Class A common stock. In the event of a decline in the price of our Class A common stock, the retention value of stock options will decline and our employees may choose not to remain with us, which could have a material adverse effect on our business, financial position, results of operations or cash flows.
          Our accounting policies and methods are fundamental to how we record and report our financial position and results of operations, and they require management to make estimates, judgments and assumptions about matters that are inherently uncertain.
          Our accounting policies and methods are fundamental to how we record and report our financial position and results of operations. We have identified several accounting policies as being critical to the presentation of our financial position and results of operations because they require management to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be recorded under different conditions or using different assumptions. For example, we account for income taxes in accordance with Accounting Standards Codification Topic 740, Income Taxes (“ASC 740”). Under ASC 740, deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate. ASC 740 requires that the net deferred tax asset be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion of all of the net deferred tax asset will not be realized. This process requires our management to make assessments regarding the timing and probability of the ultimate tax impact. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year’s liability by taxing authorities. These changes could have a significant impact on our business, financial position, results of operations or cash flows.
Industry Risks
          Because the wireless data industry is a rapidly evolving market, our product and service offerings could become obsolete unless we respond effectively and on a timely basis to rapid technological changes.
          The successful execution of our business strategy is contingent upon wireless network operators launching and maintaining mobile location services, our ability to create new network software products and adapt our existing network software products to rapidly changing technologies, industry standards and customer needs. As a result of the complexities inherent in our product offerings, new technologies may require long development and testing periods. Additionally, new products may not achieve market acceptance or our competitors could develop alternative technologies that gain broader market acceptance than our products. If we are unable to develop and introduce technologically advanced products that respond to evolving industry standards and customer needs, or if we are unable to complete the development and introduction of these products on a timely and cost effective basis, it could have a material adverse effect on our business, financial position, results of operations or cash flows.
          New laws and regulations that impact our industry could increase costs or reduce opportunities to earn revenue. The wireless carriers that use our product and service offerings are subject to regulation by domestic, and in some cases, foreign, governmental and other agencies. Regulations that affect them could increase our costs or reduce our ability to sell our products and services. In addition, there are an increasing number of laws and regulations pertaining to wireless telephones and the Internet under consideration in the United States and elsewhere.

          The applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, taxation, obscenity, libel, employment and personal privacy is uncertain and developing. Any new legislation or regulation, or the application or interpretation of existing laws, may have a material adverse effect on our business, results of operations and financial condition. Additionally, modifications to our business plans or operations to comply with changing regulations or certain actions taken by regulatory authorities might increase our costs of providing our product and service offerings and could have a material adverse effect on our business, financial position, results of operations or cash flows.
          Because the industries which we serve are currently in a cycle of consolidation, the number of customers may be reduced which could result in a loss of revenue for our business.
          The telecommunications industry generally is currently undergoing a consolidation phase. Many of our customers, specifically wireless carrier customers of our Commercial Segment, have or may become the target of acquisitions. If the number of our customers is significantly reduced as a result of this consolidation trend, or if the resulting companies do not utilize our product offerings, our business, financial position, results of operations or cash flows could be adversely affected.
          Concerns about personal privacy and commercial solicitation may limit the growth of mobile location services and reduce demand for our products and services.
          In order for mobile location products and services to function properly, wireless carriers must locate their subscribers and store information on each subscriber’s location. Although data regarding the location of the wireless user resides only on the wireless carrier’s systems, users may not feel comfortable with the idea that the wireless carrier knows and can track their location. Carriers will need to obtain subscribers’ permission to gather and use the subscribers’ personal information, or they may not be able to provide customized mobile location services which those subscribers might otherwise desire. If subscribers view mobile location services as an annoyance or a threat to their privacy, that could reduce demand for our products and services and have an adverse effect on our business, financial position, results of operations or cash flows.
           Because wireless and next-generation E9-1-1 is undergoing rapid technological and regulatory change, our future performance is uncertain.
          The Federal Communication Commission, or FCC, has mandated that certain location information be provided to operators when they receive an E9-1-1 call. Carriers’ obligations to provide E9-1-1 services are subject to request by public safety organizations. Technical failures, time delays or the significant costs associated with developing or installing improved location technology could slow down or stop the deployment of our mobile location products. If deployment of improved location technology is delayed, stopped or never occurs, market acceptance of our products and services may be adversely affected. The extent and timing of the deployment of our products and services is dependent both on public safety requests for such service and wireless carrier’s ability to certify the accuracy of and deploy the precise location technology. Because we will rely on third-party location technology instead of developing the technology ourselves, we have little or no influence over its improvement. If the technology never becomes precise enough to satisfy wireless users’ needs or the FCC’s requirements, we may not be able to increase or sustain demand for our products and services, if at all.
          Our E9-1-1 business is dependent on state and local governments and the regulatory environment for Voice over Internet Protocol (VoIP) services is developing.
          Under the FCC’s mandate, wireless carriers are required to provide E9-1-1 services only if state and local governments request the service. As part of a state or local government’s decision to request E9-1-1, they have the authority to develop cost recovery mechanisms. However, cost recovery is no longer a condition to wireless carriers’ obligation to deploy the service. If state and local governments do not widely request that E9-1-1 services be provided or we become subject to significant pressures from wireless carriers with respect to pricing of E9-1-1 services, our E9-1-1 business would be harmed and future growth of our business would be reduced.
          The FCC has determined that VoIP services are not subject to the same regulatory scheme as traditional wireline and wireless telephone services. If the regulatory environment for VoIP services evolves in a manner other than the way we anticipate, our E9-1-1 business would be significantly harmed and future growth of our business would be significantly reduced. For example, many states provide statutory and regulatory immunity from liability for wireless and wireline E9-1-1 service providers but provide no express immunities for VoIP E9-1-1 service providers. Additionally, the regulatory scheme for wireless and wireline service providers require those carriers to allow service providers such as us to have access to certain databases that make the delivery of an E9-1-1 call possible. No such requirements exist for VoIP service providers so carriers could prevent us from continuing to provide VoIP E9-1-1 service by denying us access to the required databases.
Technology Risks
          Because our software may contain defects or errors, and our hardware products may incorporate defective components, our sales could decrease if these defects or errors adversely affect our reputation or delays shipments of our products.
          The software products that we develop are complex and must meet the stringent technical requirements of our customers. Our hardware products are equally complex and integrate a wide variety of components from different vendors. We must quickly develop new products and product enhancements to keep pace with the rapidly changing software and telecommunications markets in which we operate. Products as complex as ours are likely to contain undetected errors or defects, especially when first introduced or when new versions are released. Our products may not be error or defect free after delivery to customers, which could damage our reputation, cause revenue losses, result in the rejection of our products or services, divert development resources and increase service and warranty costs, each of which could have a serious harmful effect on our business, financial position, results of operations or cash flows.
          If we are unable to protect our intellectual property rights or are sued by third parties for infringing upon intellectual property rights, we may incur substantial costs.
          Our success and competitive position depends in large part upon our ability to develop and maintain the proprietary aspects of our technology. We rely on a combination of patent, copyright, trademark, service mark, trade secret laws, confidentiality provisions and various other contractual provisions to protect our proprietary rights, but these legal means provide only limited protection. Although a number of patents have been issued to us and we have obtained a number of other patents as a result of our acquisitions, we cannot assure you that our issued patents will be upheld if challenged by another party. Additionally, with respect to any patent applications which we have filed, we cannot assure you that any patents will issue as a result of these applications. If we fail to protect our intellectual property, we may not receive any return on the resources expended to create the intellectual property or generate any competitive advantage based on it, and we may be exposed to expensive litigation or risk jeopardizing our competitive position. Similarly, some third parties have claimed and others could claim that our existing and future products or services infringe upon their intellectual property rights. Claims like these could require us to enter into costly royalty arrangements or cause us to lose the right to use critical technology.
          Our ability to protect our intellectual property rights is also subject to the terms of future government contracts. We cannot assure you that the federal government will not demand greater intellectual property rights or restrict our ability to disseminate intellectual property. We are also a member of standards-setting organizations and have agreed to license some of our intellectual property to other members on fair and reasonable terms to the extent that the license is required to develop non-infringing products.
          Pursuing infringers of our patents and other intellectual property rights can be costly.
          Pursuing infringers of our proprietary rights could result in significant litigation costs, and any failure to pursue infringers could result in our competitors utilizing our technology and offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Despite our efforts to protect our proprietary rights, existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Protecting our know-how is difficult especially after our employees or those of our third party contract service providers end their employment or engagement. Attempts may be made to copy or reverse-engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to prevent the misappropriation of our technology or prevent others from developing similar technology. Furthermore, policing the unauthorized use of our products is difficult and expensive. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. The costs and diversion of resources could significantly harm our business. If we fail to protect our intellectual property, we may not receive any return on the resources expended to create the intellectual property or generate any competitive advantage based on it.
          Third parties may claim we are infringing their intellectual property rights and we could be prevented from selling our products, or suffer significant litigation expense, even if these claims have no merit, and our customers also could demand indemnification for such claims.
          Our competitive position is driven in part by our intellectual property and other proprietary rights. Third parties, however, may claim that we, our products, operations or any products or technology we obtain from other parties are infringing their intellectual property rights, and we may be unaware of intellectual property rights of others that may cover some of our assets, technology and products. From time to time we receive letters from third parties that allege we are infringing their intellectual property and asking us to license such intellectual property. We review the merits of each such letter and respond as we deem appropriate.
          At the same time, from time to time our customers are parties to allegations of intellectual property rights infringements law suits based on their offering products and services which incorporate our products and services. In those instances, we from time to time receive demands from our customers to indemnify them for costs in defending those allegations. We review the merits of each such demand and respond as we deem appropriate.
          Any litigation regarding patents, trademarks, copyrights or intellectual property rights, even those without merit, and the related indemnification demands of our customers, could be costly and time consuming, and divert our management and key personnel from operating our business. The complexity of the technology involved and inherent uncertainty and cost of intellectual property litigation increases our risks. If any third party has a meritorious or successful claim that we are infringing its intellectual property rights, we may be forced to change our products or enter into licensing arrangements with third parties, which may be costly or impractical. This also may require us to stop selling our products as currently engineered, which could harm our competitive position. We also may be subject to significant damages or injunctions that prevent the further development and sale of certain of our products or services and may result in a material loss of revenue.

          The security measures we have implemented to secure information we collect and store may be breached, which could cause us to breach agreements with our partners and expose us to potential investigation and penalties by authorities and potential claims by persons whose information was disclosed.
          We take reasonable steps to protect the security, integrity and confidentiality of the information we collect and store but there is no guarantee that inadvertent or unauthorized disclosure will not occur or that third parties will not gain unauthorized access despite our efforts. If such unauthorized disclosure or access does occur, we may be required to notify persons whose information was disclosed or accessed under existing and proposed laws. We also may be subject to claims of breach of contract for such disclosure, investigation and penalties by regulatory authorities and potential claims by persons whose information was disclosed.
          Because the market for most mobile content delivery and mobile location products is new, our future success is uncertain.
          The market for mobile content delivery and mobile location products and services is new and its potential is uncertain. In order to be successful, we need wireless network operators to launch and maintain mobile location services utilizing our products, and need corporate enterprises and individuals to purchase and use our mobile content delivery and mobile location products and services. We cannot be sure that wireless carriers or enterprises will accept our products or that a sufficient number of wireless users will ultimately utilize our products.
          If we are unable to integrate our products with wireless service providers’ systems we may lose sales to competitors.
          Our products operate with wireless carriers’ systems, various wireless devices and, in the case of our E9-1-1 offering, with mobile telephone switches and VoIP service provider systems. If we are unable to continue to design our software to operate with these systems and devices, we may lose sales to competitors. Mobile telephone switches and wireless devices can be manufactured according to many different standards and may have different variations within each standard. Combining our products with each type of switch, device or VoIP system requires a specialized interface and extensive testing. If as a result of technology enhancements or upgrades to carrier and VoIP provider systems our products can no longer operate with such systems, we may no longer be able to sell our products. Further, even if we successfully redesign our products to operate with these systems, we may not gain market acceptance before our competitors.
          Failure to meet our contractual obligations could adversely affect our profitability and future prospects.
          We design, develop and manufacture technologically advanced and innovative products and services applied by our customers in a variety of environments. Problems and delays in development or delivery as a result of issues with respect to design, technology, licensing and patent rights, labor, learning curve assumptions, or materials and components could prevent us from achieving contractual obligations. In addition, our products cannot be tested and proven in all situations and are otherwise subject to unforeseen problems. Examples of unforeseen problems which could negatively affect revenue and profitability include problems with quality, delivery of subcontractor components or services, and unplanned degradation of product performance.
          Because our systems may be vulnerable to systems failures and security risks, we may incur significant costs to protect against the threat of these problems.
          We provide for the delivery of information and content to and from wireless devices in a prompt and timely manner. Any systems failure that causes a disruption in our ability to facilitate the transmission of information to these wireless devices could result in delays in end users receiving this information and cause us to lose customers. Our systems could experience such failures as a result of unauthorized access by hackers, computer viruses, hardware or software failures, power or telecommunications failures and other accidental or intentional actions which could disrupt our systems. We may incur significant costs to prevent such systems disruptions.
          Increasingly our products will be used to create or transmit secure information and data to and from wireless devices. For example, our software can be used to create private address lists and to provide the precise location of an individual. To protect private information like this from security breaches, we may incur significant costs. If a third party were able to misappropriate our proprietary information or disrupt our operations, we could be subject to claims, litigation or other potential liabilities that could materially adversely impact our business. Further, if an individual is unable to use our service to receive the precise location in a health or life-and-death situation, or if our service provides the wrong information, we could be subject to claims, litigation or other potential liabilities that could materially adversely impact our business.
          The wireless data services provided by our Commercial Segment are dependent on real-time, continuous feeds from map and traffic data vendors and others. The ability of our subscribers to receive critical location and business information requires timely and uninterrupted connections with our wireless network carriers. Any disruption from our satellite feeds or backup landline feeds could result in delays in our subscribers’ ability to receive information. We cannot be sure that our systems will operate appropriately if we experience hardware or software failure, intentional disruptions of service by third parties, an act of God or an act of war. A failure in our systems could cause delays in transmitting data, and as a result we may lose customers or face litigation that could involve material costs and distract management from operating our business.
          If mobile equipment manufacturers do not overcome capacity, technology and equipment limitations, we may not be able to sell our products and services.
          The wireless technology currently in use by most wireless carriers has limited bandwidth, which restricts network capacity to deliver bandwidth-intensive applications like data services to a large number of users. Because of capacity limitations, wireless users may not be able to connect to their network when they wish to, and the connection is likely to be slow, especially when receiving data transmissions. Data services also may be more expensive than users are willing to pay. To overcome these obstacles, wireless equipment manufacturers will need to develop new technology, standards, equipment and devices that are capable of providing higher bandwidth services at lower cost. We cannot be sure that manufacturers will be able to develop technology and equipment that reliably delivers large quantities of data at a reasonable price. If more capacity is not added, a sufficient market for our products and services is not likely to develop or be sustained and sales of our products and services would decline resulting in a material adverse effect on our business, financial position, results of operations or cash flows.
          If wireless handsets pose health and safety risks, we may be subject to new regulations and demand for our products and services may decrease.
          Media reports have suggested that certain radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over radio frequency emissions may have the effect of discouraging the use of wireless handsets, which would decrease demand for our services. In recent years, the FCC and foreign regulatory agencies have updated the guidelines and methods they use for evaluating radio frequency emissions from radio equipment, including wireless handsets. In addition, interest groups have requested that the FCC investigate claims that wireless technologies pose health concerns and cause interference with airbags, hearing aids and other medical devices. There also are some safety risks associated with the use of wireless handsets while driving. Concerns over these safety risks and the effect of any legislation that may be adopted in response to these risks could limit our ability to market and sell our products and services.
Risks Related to Our Class A Common Stock
          The price of our Class A common stock historically has been volatile. This volatility may affect the price at which you could sell your Class A common stock, and the sale of substantial amounts of our Class A common stock could adversely affect the price of our Class A common stock.

          The market price for our Class A common stock has varied between a high of $10.50 on April 30, 2009 and a low of $6.19 on May 11, 2009 in the twelve month period ended December 31, 2009. This volatility may affect the price at which you could sell the Class A common stock and the sale of substantial amounts of our Class A common stock could adversely affect the price of our Class A common stock. Our stock price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the other factors discussed in these risk factors; variations in our quarterly operating results from our expectations or those of securities analysts or investors; downward revisions in securities analysts’ estimates; and announcement by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.
          A significant percentage of our common stock is beneficially owned by our President, Chief Executive Officer and Chairman of the Board, and he can exert significant influence over us.
          We have two classes of common stock: Class A common stock and Class B common stock. Holders of Class A common stock generally have the same rights as holders of Class B common stock, except that holders of Class A common stock have one vote per share while holders of Class B common stock have three votes per share. As of December 31, 2009, Maurice B. Tosé, our President, Chief Executive Officer and Chairman of the Board, beneficially owned 6,276,334 shares of our Class B common stock and 2,516,887 shares of our Class A common stock. Therefore, as of that date, in the aggregate, Mr. Tosé beneficially owned shares representing approximately 33% of our total voting power, assuming no conversion or exercise of issued and outstanding convertible or exchangeable securities held by our other shareholders or holders of the notes. Accordingly, on this basis, Mr. Tosé can exert significant influence over us through his ability to influence the outcome of elections of directors, amend our charter and by-laws and take other actions requiring shareholder action, including mergers, going private transactions and other extraordinary transactions. Mr. Tosé may also able to deter or prevent a change of control regardless of whether holders of Class A common stock might benefit financially from such a transaction.
          Because our business may not generate sufficient cash to fund our operations, we may not be able to continue to grow our business if we are unable to obtain additional capital when needed.
          We believe that our cash and cash equivalents, and our bank line of credit, coupled with the funds anticipated to be generated from operations will be sufficient to finance our operations for at least the next twelve months. However, unanticipated events could cause us to fall short of our capital requirements. In addition, such unanticipated events could cause us to violate our bank line of credit covenants causing the bank to foreclose on the line and/or opportunities may make it necessary for us to return to the public markets, or establish new credit facilities or raise capital in private transactions in order to meet our capital requirements. We cannot assure you that we will be able to raise additional capital in the future on terms acceptable to us, or at all.
          Our line of credit and term loan agreement contains covenants requiring us to maintain a minimum adjusted quick ratio and a minimum fixed charge coverage ratio; as well as other restrictive covenants including, among others, restrictions on our ability to merge, acquire or dispose of assets above prescribed thresholds, undertake actions outside the ordinary course of our business (including the incurrence and repayment of indebtedness), guarantee debt, distribute dividends, and repurchase our stock. The agreement also contains a subjective event of default that requires (i) no material adverse change in the business, operations, or condition (financial or otherwise) of our Company occur, or (ii) no material impairment of the prospect of repayment of the Company’s obligations under the bank credit agreement; or (iii) no material impairment of perfection or priority of the lenders security interests in the collateral under the bank credit agreement. If our performance does not result in compliance with any of the restrictive covenants, or if our line of credit agreement lenders seek to exercise their rights under the subjective acceleration clause referred to above, we would seek to further modify our financing arrangements, but there can be no assurance that our debt holders would not exercise their rights and remedies under their agreements with us, including declaring all outstanding debt due and payable.

          Our short-term investments are subject to market fluctuations which may affect our liquidity.
          Although we have not experienced any losses on our cash, cash equivalents, and short-term investments, declines in the market values of these investments in the future could have an adverse impact on our financial condition and operating results. Historically, we have invested in AAA rated money market funds meeting certain criteria. These investments are subject to general credit, liquidity, market, and interest rate risks, which may be directly or indirectly impacted by the U.S. sub-prime mortgage defaults that have affected various sectors of the financial markets causing credit and liquidity issues. If an issuer defaults on its obligations, or its credit ratings are negatively affected by liquidity, losses or other factors, the impact on liquidity could decline and could have a material adverse effect on our business, financial position, results of operations or cash flows.
          Variations in quarterly operating results due to factors such as changes in demand for our products and changes in our mix of revenues and costs may cause our Class A common stock price to decline.
          Our quarterly revenue and operating results are difficult to predict and are likely to fluctuate from quarter-to-quarter. For example, 2009 systems revenue was significantly higher in the first and fourth quarters than in the middle quarters. 2008 systems revenues were significantly higher in the second half of the year than in the first half. In 2007, revenues were slightly higher in the second half of the year than in the first, whereas in 2006 systems revenues were higher in the first half of the year than in the second half. We generally derive a significant portion of wireless carrier systems revenue in our Commercial Segment from initial license fees. The initial license fees that we receive in a particular quarter may vary significantly. As systems projects begin and end, quarterly results may vary. We therefore believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance, and you should not rely on them to predict our future performance or the future performance of our Class A common stock. Our quarterly revenues, expenses and operating results could vary significantly from quarter-to-quarter. If our operating results in future quarters fall below the expectations of market analysts and investors, the market price of our stock may fall.
          Additional factors that have either caused our results to fluctuate in the past or that are likely to do so in the future include:
•	changes in our relationships with wireless carriers, the U.S. Government or other customers;

•	timing and success of introduction of new products and services and our wireless carrier partners’ marketing expenditures;

•	changes in pricing policies and product offerings by us or our competitors;

•	changes in projected profitability of acquired assets that would require the write down of the value of the goodwill reflected on our balance sheet;

•	loss of subscribers by our wireless carrier partners or a reduction in the number of subscribers to plans that include our services;

•	the timing and quality of information we receive from our wireless carrier partners;

•	the timing and success of new mobile phone introductions by our wireless carrier partners;

•	our inability to attract new end users;

•	the extent of any interruption in our services;

•	costs associated with advertising, marketing and promotional efforts to acquire new customers;

•	capital expenditures and other costs and expenses related to improving our business, expanding operations and adapting to new technologies and changes in consumer preferences; and

•	our lengthy and unpredictable sales cycle.
          We may not have, and may not have the ability to raise, the funds necessary to repurchase our currently outstanding Convertible Senior Notes upon a fundamental change, as required by the indenture governing the Convertible Senior Notes.
          Following a fundamental change as described in the indenture governing the Convertible Senior Notes, holders of those notes may require us to repurchase their notes for cash. A fundamental change may also constitute an event of default or prepayment under, and result in the acceleration of the maturity of, our then-existing indebtedness. We cannot provide any assurance that we will have sufficient financial resources, or will be able to arrange financing, to pay the repurchase price in cash with respect to any notes tendered by holders for repurchase upon a fundamental change. In addition, restrictions in our then- existing credit facilities or other indebtedness, if any, may not allow us to repurchase the Convertible Senior Notes. The failure of us to repurchase the notes when required would result in an event of default with respect to the Convertible Senior Notes which could, in turn, constitute a default under the terms of our other indebtedness, if any, and have an adverse effect on our business, financial position, results of operations or cash flows.
          Future sales of our Class A common stock in the public market or issuances of securities convertible into our Class A common stock and hedging activities could lower the market price for our Class A common stock and adversely impact the trading price of the notes.
          As of December 31, 2009, we had outstanding approximately 46.2 million shares of our Class A common stock and options to purchase approximately 14.6 million shares of our Class A common stock (approximately 10.4 million of which have a strike price below $7.45 and an additional 4.2 million of which have a strike price below $17.37). In the future, we may sell additional shares of our Class A common stock to raise capital. In addition, a substantial number of shares of our Class A common stock is reserved for issuance upon the exercise of stock options and upon conversion of the Convertible Notes. Our Class A common stock may also be issued upon conversion of our Class B common stock, which is convertible into our Class A common stock on a one-for-one basis. As of December 31, 2009, we had 6.3 million shares of Class B common stock outstanding. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our Class A common stock. The issuance and sale of substantial amounts of Class A common stock, or the perception that such issuances and sales may occur, could adversely affect the trading price of the Convertible Notes and the market price of our Class A common stock and impair our ability to raise capital through the sale of additional equity securities.

          Our convertible note hedge and warrant transactions may affect the value of the Convertible Senior Notes and the trading price of shares of our common stock.
          In connection with the 2009 sale of the Convertible Senior Notes, we entered into privately-negotiated convertible note hedge transactions with Deutsche Bank AG, Société Générale and Royal Bank of Canada (each, a “counterparty” and together, the “counterparties”) which are expected to reduce the potential dilution of shares of the our common stock upon any conversion of the Convertible Senior Notes. In the event that any of the counterparties in the transaction fails to deliver shares to us as required under the note hedge documents or as a result of a breach of the note hedge documents by us, we will be required to issue shares in order to meet its share delivery obligations with respect to the converted Convertible Senior Notes. We also entered into warrant transactions with the counterparties with respect to the shares of our common stock pursuant to which we may issue shares of our common stock.
          In connection with hedging these transactions, the counterparties or their affiliates may purchase shares of our common stock and enter into various over-the-counter derivative transactions with respect to shares of our common stock and may purchase or sell shares of our common stock in secondary market transactions. These activities could have the effect of increasing or preventing a decline in the price of the shares of our common stock. The counterparties or their affiliates are likely to modify their respective hedge positions from time to time prior to conversion or maturity of the Convertible Senior Notes (including during any conversion period related to any conversion of the Convertible Senior Notes) by purchasing and selling shares of our common stock, of our other securities or other instruments they may wish to use in connection with such hedging. The magnitude of any of these transactions and activities and their effect, if any, on the market price of our common stock or the Convertible Senior Notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of the shares of our common stock (including during any period used to determine the amount of consideration deliverable upon conversion of the notes with respect to any fractional shares).
          Conversion of the Convertible Senior Notes will dilute your ownership interest.
          The conversion of some or all of the Convertible Senior Notes will dilute the ownership interests of our shareholders and could adversely affect the prevailing market price of the shares of our common stock. In addition, the existence of the Convertible Senior Notes may encourage short selling by market participants because the conversion of the Convertible Senior Notes could depress the price of the our common stock.
          The fundamental change purchase feature of the Convertible Senior Notes may delay or prevent an otherwise beneficial attempt to purchase us.
          The terms of the Convertible Senior Notes require us to purchase them for cash in the event of a fundamental change. A takeover of our Company would trigger the requirement that we purchase the Convertible Senior Notes. This may have the effect of delaying or preventing a takeover that would otherwise be beneficial to investors.
          Our governing corporate documents and Maryland law contain certain anti-takeover provisions that could prevent a change of control that may be favorable to shareholders.
          We are a Maryland corporation. Anti-takeover provisions of Maryland law and provisions contained in our charter and by-laws could make it more difficult for a third party to acquire control of us, even if a change in control would be beneficial to shareholders. These provisions include the following:
•	authorization of the board of directors to issue “blank check” preferred stock;

•	prohibition of cumulative voting in the election of directors;

•	our classified board of directors;

•	limitation of the persons who may call special meetings of shareholders;

•	prohibition on shareholders acting without a meeting other than through unanimous written consent;

•	supermajority voting requirement on various charter and by-law provisions; and

•	establishment of advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.
          These provisions could delay, deter or prevent a potential acquirer from attempting to obtain control of us, depriving shareholders of an opportunity to receive a premium for Class A common stock. These provisions could therefore materially adversely affect the market price of our Class A common stock.

USE OF PROCEEDS
          All shares of our Class A common stock offered by this prospectus are being registered for the account of the selling shareholders. We will not receive any of the proceeds from the sale or other disposition by the selling shareholders of the shares of Class A common stock, or interests therein. We will pay all expenses of the registration and sale of the shares of Class a common stock, including fees and disbursements of one counsel for the selling shareholders not to exceed $10,000, other than selling commissions and fees and stock transfer taxes. If the shares of Class A common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions.

SELLING SHAREHOLDERS
          The selling shareholders acquired the 2,236,258 shares of Class A common stock offered for resale under this prospectus in connection with the merger of our wholly-owned subsidiary Olympus Merger Sub Inc. with and into Networks in Motion, Inc., which closed on December 15, 2009. In satisfaction of our obligations under the merger agreement, this prospectus covers the disposition of the shares of our Class A common stock issued to the selling shareholders, or interests therein. We agreed to prepare and file all necessary amendments and supplements to this Registration Statement to keep it effective until the earlier of (i) the later to occur of (A) December 15, 2010 or (B) the date on which all the shares Class A common stock covered hereby may be sold pursuant to Rule 144 (or any successor rule thereto) under the Securities Act of 1933, as amended (the “Securities Act”) and (ii) such time as all the shares of Class A common stock covered hereby have been publicly sold by the selling shareholders.
          The selling shareholders may dispose of all, some or none of their shares in this offering. See “Plan of Distribution.”
          Except as set forth in the footnotes to the table below and except for the ownership of shares of Class A common stock acquired by the selling shareholders as a result of our acquisition of Networks in Motion, no selling shareholders had any position, office or material relationship with us within the past three years.
          The table below sets forth the names of the selling shareholders, the number of shares of Class A common stock beneficially owned by the selling shareholders immediately prior to the date of this prospectus, and the total number of shares that may be offered pursuant to this prospectus. The table also provides information regarding the beneficial ownership of our common stock by the selling shareholders as adjusted to reflect the assumed sale of all of the shares offered under this prospectus. Percentage of beneficial ownership is based on 46,157,025 shares of our Class A common stock outstanding as of December 31, 2009. The selling shareholders may offer the shares for sale from time to time in whole or in part. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except where otherwise noted, each of the selling shareholders named in the following table has, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by them. Except as noted below, no selling shareholder is a broker-dealer or an affiliate of a broker-dealer.
          Because the selling shareholders may sell all, some or none of the shares of Class A common stock beneficially owned by them, we cannot estimate the number of shares of Class A common stock that will be beneficially owned by the selling shareholders after this offering. In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information, all or a portion of the shares of Class A common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act. See “Plan of Distribution.”
          Information concerning the selling shareholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

	Beneficial Ownership
	Before Offering		Number of	Beneficial Ownership
	Number of		Shares Being	After Offering
Selling Shareholder	Shares Owned	Percent	Registered	Shares	Percent
SVB Financial Group (1)	18,575	*	18,575	0	*
David Hinton, Trustee of the Michael James Petilli 2003 Minor’s Trust, under trust dated December 18, 2003	15,249	*	15,249	0	*
David Hinton, Trustee of the Daniel Stephen Petilli 2005 Minor’s Trust, under trust dated December 7, 2005	15,249	*	15,249	0	*
David Hinton, Trustee of the Gavin Sky Petilli 2000 Trust, under trust dated December 18, 2000	15,249	*	15,249	0	*
Sutter Hill Ventures (2)	232,731	*	232,731	0	*
Mohammed Fathi Hakam (3)	17,820	*	17,820	0	*
Shen Zhang (3)	17,515	*	17,515	0	*
David Shimoni (3)	23,353	*	23,353	0	*
Stephen G. Petilli (3)	25,706	*	25,706	0	*
Steven J. Andler (3)	23,441	*	23,441	0	*
Kristen Bradley Coleman McKnight (3)	11,938	*	11,938	0	*
Douglas Ray Antone (3)	140,297	*	140,297	0	*
Donald Gregg Marston (3)	25,706	*	25,706	0	*
Linda Petilli	12,988	*	12,988	0	*
Stephen G. Petilli, Trustee of the Stephen G. Petilli Revocable Living Trust, under trust dated June 20, 2002 (3)	259,736	*	259,736	0	*
The Board of Trustees of the Leland Stanford Junior University (LSUF)	3,634	*	3,634	0	*
Robert Yin and Lily Yin as Trustees of Yin Family Trust dated March 1, 1997	340	*	340	0	*
Saunders Holdings, L.P. (4)	8,213	*	8,213	0	*
David E. Sweet and Robin T. Sweet, as Trustees of the David and Robin Sweet Living Trust dated 7/6/04	2,481	*	2,481	0	*
Tallack Partners, L.P. (5)	3,818	*	3,818	0	*

	Beneficial Ownership
	Before Offering		Number of	Beneficial Ownership
	Number of		Shares Being	After Offering
Selling Shareholder	Shares Owned	Percent	Registered	Shares	Percent
Gregory P. Sands and Sarah J.D. Sands, as Trustees of the Gregory P. and Sarah J.D. Sands Trust Agreement Dated 2/24/99	2,402	*	2,402	0	*
Yovest, L.P. (6)	5,815	*	5,815	0	*
William H. Younger, Jr., Trustee, the Younger Living Trust U/A/D 1/20/95	10,468	*	10,468	0	*
James N. White and Patricia A. O’Brien, as Trustees of the White Family Trust U/A/D 4/3/97	4,477	*	4,477	0	*
G. Leonard Baker, Jr. and Mary Anne Baker, Co-Trustees of the Baker Revocable Trust U/A/D 2/3/03	11,631	*	11,631	0	*
Jeffrey W. Bird and Christina R. Bird, as Trustees of Jeffrey W. Bird and Christina R. Bird Trust Agreement Dated 10/31/2000	11,059	*	11,059	0	*
James C. Gaither, Trustee of the Gaither Revocable Trust U/A/D 9/28/2000	1,431	*	1,431	0	*
David L. Anderson, Trustee of the Anderson Living Trust U/A/D 1/22/98	1,078	*	1,078	0	*
Anvest, L.P. (7)	6,034	*	6,034	0	*
Acrux Partners, LP (8)	6,034	*	6,034	0	*
Tench Coxe and Simone Otus Coxe, Co-Trustees of the Coxe Revocable Trust U/A/D 4/23/98	43,125	*	43,125	0	*
Patricia Tom	340	*	340	0	*
Michael I. Naar and Dianne J. Naar as trustees of Naar Family Trust U/A/D 12/22/94	271	*	271	0	*
Lynne B. Graw	543	*	543	0	*
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Sherryl W. Casella (9)	181	*	181	0	*
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO William H. Younger, Jr. (9)	9,420	*	9,420	0	*

	Beneficial Ownership
	Before Offering		Number of	Beneficial Ownership
	Number of		Shares Being	After Offering
Selling Shareholder	Shares Owned	Percent	Registered	Shares	Percent
TrafficGauge, Inc. (10)	11,976	*	11,976	0	*
Angie Sheha (3)	141,598	*	141,598	0	*
Michael A. Sheha (3)	167,304	*	167,304	0	*
Keith Yamano	236	*	236	0	*
Vicky Nguyen	363	*	363	0	*
Chetan Nagaraj	322	*	322	0	*
Matthew McFee	726	*	726	0	*
Tiffany Ketterer	1,244	*	1,244	0	*
Michael Hershberg	236	*	236	0	*
Saddigh Dregia	232	*	232	0	*
Dmitriy Dorfman	3,331	*	3,331	0	*
Michael L. Benvenuti, as Trustee of The Benvenuti Living Trust Established 12/20/01	871	*	871	0	*
Garmin, Ltd. (11)	25,952	*	25,952	0	*
Mission Ventures II, L.P. (12)	260,204	*	260,204	0	*
Mission Ventures Affiliates II, L.P. (12)	31,505	*	31,505	0	*
Michael Hegeman	1,316	*	1,316	0	*
Theodore Lee	576	*	576	0	*
Verizon Investments Inc. (13)	81,123	*	81,123	0	*
Redpoint Ventures II, L.P. (14)	505,580	1.1%	505,580	0	*
Redpoint Associates II, LLC (14)	11,690	*	11,690	0	*
Any other holder of our Class A common stock that was issued in connection with the merger of our wholly-owned subsidiary Olympus Merger Sub Inc. with and into Networks in Motion, Inc.	1,525	*	1,525	0	*

*	Less than 1% of the common stock outstanding.

(1)	Michael Kruse and Michael Descheneaux have voting and investment control over the shares owned by SVB Financial Group. The address for SVB Financial Group is 3003 Tasman Drive (HC215), Attention: Treasury, Santa Clara, California 95054.

(2)	David L. Anderson, G. Leonard Baker, Jeffrey W. Bird M.D. Ph.D., Tench Coxe, James C. Gaither, Gregory P. Sands, Andrew T. Sheehan, Michael L. Speiser, David E. Sweet, James N. White and William H. Younger, Jr. share voting and investment control over these shares and disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address for Sutter Hill Ventures is 755 Page Mill Road, Suite A-200, Palo Alto, California 94304. James White was a director of Networks in Motion until our acquisition of the company.

(3)	Mohammed Fathi Hakam, Shen Zhang, David Shimoni, Stephen G. Petilli, Steven J. Andler, Kristen Bradley Coleman McKnight, Douglas Ray Antone, Donald Gregg Marston and Michael A. Sheha were executive officers and employees of Networks in Motion prior to our acquisition of the company. Each of these individuals is currently our employee. Douglas Antone and Stephen Petilli were also directors of Networks in Motion until our acquisition of the company. Angie Sheha was an executive officer of Networks in Motion until March 2009 and an employee of Networks in Motion until December 2009.

(4)	G. Leonard Baker, Jr. is the general partner of Saunders Holdings, L.P. and as a result has voting and investment control over the shares owned by Saunders Holdings, L.P. The address for Saunders Holdings, L.P. is 755 Page Mill Road, Suite A-200, Palo Alto, California 94304.

(5)	James C. Gaither is the general partner of Tallack Partners, L.P. and as a result has voting and investment control over the shares owned by Tallack Partners, L.P. The address for Tallack Partners, L.P. is 755 Page Mill Road, Suite A-200, Palo Alto, California 94304.

(6)	William H. Younger, Jr. has voting and investment control over the shares owned by Yovest, L.P. The address for Anvest, L.P. is 755 Page Mill Road, Suite A-200, Palo Alto, California 94304.

(7)	David L. Anderson is the general partner of Anvest, L.P. and as a result has voting and investment control over the shares owned by Anvest, L.P. The address for Anvest, L.P. is 755 Page Mill Road, Suite A-200, Palo Alto, California 94304.

(8)	David L. Anderson is the general partner of Acrux Partners, LP and as a result has voting and investment control over the shares owned by Acrux Partners, LP. The address for Acrux Partners, LP is 755 Page Mill Road, Suite A-200, Palo Alto, California 94304.

(9)	Wells Fargo Bank, N.A. is an affiliate of one or more registered broker-dealers. Wells Fargo Bank, N.A. has advised us that it acquired the shares in connection with the merger of our wholly-owned subsidiary Olympus Merger Sub Inc. with and into Networks in Motion, Inc., which closed on December 15, 2009, and at such time had no agreements or understandings, directly or indirectly, with any person to distribute such shares. David E. Sweet has voting and investment control over these shares.

(10)	Ryan Robert Peterson and Kenneth A. Keller have voting and investment control over the shares owned by TrafficGuage, Inc. The address for TrafficGuage, Inc. is 300 19th Avenue, Seattle, Washington 98122.

(11)	Min H. Kao and Kevin Rauckman, President/Chief Executive Officer and Chief Financial Officer of Garmin Ltd., respectively, share voting and investment power over the shares owned by Garmin Ltd. The address for Garmin Ltd. is P.O. Box 10670, Grand Cayman KY1-1006, Suite 3206B, 45 Market Street, Gardenice Court, Camana Bay, Cayman Islands.

(12)	Edward E. Alexander is a general member of Mission Ventures Management II, LLC, which is the general partner of each of Mission Ventures II, L.P. and Mission Ventures Affiliates II, L.P. The other general members of Mission Ventures Management II, LLC are David J. Ryan, Robert F. Kibble and Leo S. Spiegel. The individuals listed herein may be deemed to have shared voting and dispositive power over the shares which are or may be deemed to be beneficially owned by Mission Ventures II, L.P. and Mission Ventures Affiliates II, L.P. Each general member disclaims beneficial ownership of the shares except to the extent of their pecuniary interest therein. The address of the entities affiliated with Mission Ventures is 11455 El Camino Real, Suite 450, San Diego, CA 92130. Edward Alexander was a director of Networks in Motion until our acquisition of the company.

(13)	Janet Garrity, President of Verizon Investments Inc. has sole voting and investment control over the shares owned by Verizon Investments Inc. Verizon Investments Inc. is a subsidiary of Verizon

Communications Inc. The address for Verizon Investments Inc. is 3900 Washington Street, Wilmington, Delaware 19802.

(14)	Jeffrey D. Brody, R. Thomas Dyal, Timothy M. Haley, G. Bradford Jones, John L. Walecka and Geoffrey Y. Yang share voting and investment control over these shares. The address for Redpoint Ventures II, L.P. and Redpoint Associates II, LLC is 11150 Santa Monica Blvd., Suite 1200, Los Angeles, California 90025. G. Bradford Jones was a director of Networks in Motion until our acquisition of the company.

PLAN OF DISTRIBUTION
          We are registering shares of our Class A common stock by the selling shareholders identified in this prospectus to permit the resale of these shares of Class A common stock by the holders of the Class A common stock from time to time after the date of this prospectus. The selling shareholders acquired the shares of Class A common stock offered for resale under this prospectus in connection with the merger of our wholly-owned subsidiary Olympus Merger Sub Inc. with and into Networks in Motion, Inc., which closed on December 15, 2009. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of Class A common stock.
          The selling shareholders and any of their pledgees, donees, transferees and successors-in-interest may, from time to time, sell any or all of their shares of Class A common stock registered hereunder on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;

•	privately negotiated transactions;

•	any combinations of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
          The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
          The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the shares of Class A common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Class A common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors-in-interest as selling shareholders under this prospectus. The selling shareholders also may transfer the shares of Class A common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.
          In connection with the sale of our Class A common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Class A common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our Class A common stock short and deliver these securities to close out their short positions, or loan or pledge the Class A common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

          Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.
          Upon our being notified in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of Class A common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Class A common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.
          The selling shareholders also may transfer the shares of Class A common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest may be the selling beneficial owners for purposes of this prospectus.
          The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling shareholder and/or the purchaser.
          We are required to pay our fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
          The selling shareholders will be responsible to comply with the applicable provisions of the Securities Act and the Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling shareholders in connection with resales of their respective shares under this Registration Statement.
          There can be no assurance that any selling shareholder will sell any or all of the shares of Class A common stock registered pursuant to this Registration Statement, of which this prospectus forms a part.

LEGAL MATTERS
          DLA Piper LLP (US), Baltimore, Maryland, will pass for us upon the validity of the shares of Class A common stock offered under this prospectus.
EXPERTS
          The consolidated financial statements of TeleCommunication Systems, Inc. appearing in TeleCommunication Systems, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2008 (including the schedule appearing therein), and the effectiveness of TeleCommunication Systems, Inc.’s internal control over financial reporting as of December 31, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.
           The audited consolidated financial statements of Networks In Motion at December 31, 2008 and for the year then ended, appearing in TeleCommunication Systems, Inc.’s Form 8-K/A dated December 15, 2009 and incorporated herein by reference, have been audited by Ernst & Young LLP, independent auditors, as set forth in its report thereon, included therein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
          The financial statements of Networks in Motion, Inc. as of December 31, 2007 and for the year then ended included in TeleCommunication Systems, Inc.’s Current Report on Form 8-K/A dated December 15, 2009 have been incorporated in this Prospectus in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
          We are subject to the information requirements of the Exchange Act. In accordance with the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our corporate website is located at www.telecomsys.com, and our filings pursuant to Section 13(a) of the Exchange Act are available free of charge on our website under the tabs “Investor Relations — SEC Reports” as soon as reasonably practicable after such filings are electronically filed with the SEC. The information contained on our corporate website is not part of this prospectus or any prospectus supplement. Interested readers may also read and copy any materials that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Readers may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site (www.sec.gov) that contains our reports.
          You should rely only upon the information provided in this prospectus or any prospectus supplement or incorporated herein or therein by reference. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus or any prospectus supplement, including any information incorporated herein or therein by reference, is accurate as of any date other than that set forth on the front cover of this prospectus or any prospectus supplement.
INCORPORATION BY REFERENCE
          The SEC allows us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. Any information that we incorporate by reference is considered part of this prospectus.
          Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically modifies and supersedes previously filed information including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information. Any information so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
          We incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to its effectiveness, provided however, that we are not incorporating any documents or information deemed to have been furnished and not filed in accordance with the rules of the SEC. We also incorporate by reference, as of their respective dates of filing, the documents listed below that we have filed with the SEC and any documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus:
•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the SEC on March 9, 2010;

•	our Current Report on Form 8-K filed with the SEC on January 7, 2010 and the Current Report on Form 8-K/A filed with the SEC on February 22, 2010; and

•	the description of our capital stock contained in the Current Report on Form 8-K/A filed with the SEC on February 22, 2010.
          You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:
TeleCommunication Systems, Inc.,
275 West Street,
Annapolis, Maryland 21401
(410) 263-7616
Attention: Investor Relations

TELECOMMUNICATION SYSTEMS, INC.
PROSPECTUS
March 9, 2010